UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2019

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer
Dated: January 14, 2019

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha’Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0523 E-Mail: Info@camtek.com Web site: http://www.camtek.com
CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.com	INTERNATIONAL INVESTOR RELATIONS GK Investor Relations Ehud Helft/Gavriel Frohwein Tel: (US) 1 646 688 3559 camtek@gkir.com

FOR IMMEDIATE RELEASE

CAMTEK EXPECTS SEQUENTIAL GROWTH
INTO THE FIRST QUARTER OF 2019

Reaffirms its fourth quarter 2018 revenue guidance

MIGDAL HAEMEK, Israel – January 14, 2019 – Camtek Ltd. (NASDAQ: CAMT; TASE: CAMT), today announced that in light of its order levels so far in the first quarter 2019, management expects sequential revenue growth into the first quarter of 2019. Management also reaffirmed its previously issued revenue guidance for the fourth quarter of 2018, which were for expectations of revenues between $32.5-$33.5 million, representing year over year growth of 26-30% and full year 2018 revenue growth of approximately 32%.

Rafi Amit Camtek’s CEO commented, “Ahead of our upcoming presentation at the Needham conference in New York later this week, and given the background of some general economic uncertainties in parts of the semiconductor market, I reaffirm that Camtek will meet its revenue target of 26-30% year-over-year growth for the fourth quarter of 2018. Furthermore, based on the level of orders we have already received, we expect sequential growth into the first quarter of 2019. These multiple orders include our combined 2D and 3D inspection and metrology system, the EagleT-AP. This new system, which began sales at the beginning of 2018, and has sold dozens of systems during the year, strengthens our competitive advantage as a leader in our market segment for Advanced Packaging applications.”

ABOUT CAMTEK LTD.

Camtek is a leading manufacturer of metrology and inspection equipment and a provider of software solutions serving the Advanced Packaging, Memory, CMOS Image Sensors, MEMS, RF and other segments in the mid end of the semiconductor industry.

Camtek provides dedicated solutions and crucial yield-enhancement data, enabling manufacturers to improve yield and drive down their production costs.

With eight offices around the world, Camtek has best-in-class sales and customer support organization, providing tailor-made solutions in line with customers’ requirements.

This press release is available at http://www.camtek.com

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC